Exhibit 3.1

AMENDMENT

TO

RESTATED BYLAWS

OF

RADISYS CORPORATION

Section 4.6 of Article IV is amended and restated in its entirety to read as follows:

4.6 CHIEF EXECUTIVE OFFICER Subject to the provisions of these Bylaws and to the direction of the Board of Directors, the Chief Executive Officer shall have the responsibility for the general management and control of the business and affairs of the Corporation and shall perform all duties and have all powers which are commonly incident to the office of chief executive or which are delegated to him or her by the Board of Directors. The Chief Executive Officer shall have the power to execute on behalf of the Corporation all stock certificates, contracts, bonds, mortgages and other instruments of the Corporation and shall have general supervision and direction of all of the other officers, employees and agents of the Corporation, subject in all cases to the orders and resolutions of the Board of Directors.

The Chief Executive Officer shall from time to time report to the Board of Directors all matters within the Chief Executive Officer’s knowledge which should be brought to the attention of the Board of Directors. The Chief Executive Officer shall vote all shares of stock in other corporations owned by the Corporation, and shall be empowered to execute proxies, waivers of notice, consents and other instruments in the name of the Corporation with respect to such stock. The Chief Executive Officer shall have any other duties and responsibilities prescribed by the Board of Directors.

The following Section 4.7 is added to Article IV:

4.7 PRESIDENT. The President shall be the chief administrative officer of the Corporation. He or she shall have general responsibility for the management and control of the operations and administration of the Corporation and shall perform all duties and have all powers which are commonly incident to the office of president or which are delegated to him or her by the Board of Directors. Subject to the direction of the Board of Directors and the Chief Executive Officer, the President may execute on behalf of the Corporation all stock certificates, contracts, bonds, mortgages and other instruments of the Corporation and shall have general supervision and direction of all of the other officers (other than the Chief Executive Officer), employees and agents of the Corporation, subject in all cases to the orders and resolutions of the Board of Directors and to the direction of the Chief Executive Officer.

The President shall from time to time report to the Chief Executive Officer and the Board of Directors all matters within the President’s knowledge which should be brought to the attention of the Chief Executive Officer and the Board of Directors. The President may vote all shares of stock in other corporations owned by the Corporation, and shall be empowered to execute proxies, waivers of notice, consents and other instruments in the name of the Corporation with respect to such stock. The President shall have any other duties and responsibilities prescribed by the Chief Executive Officer and the Board of Directors.

Sections 4.7 and 4.8 of Article IV are renumbered 4.8 and 4.9, respectively.

Amended May 1, 2011

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